                                                    ---------------------------
                                                            OMB APPROVAL
                                                    ---------------------------
--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
                                                    ---------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


-----------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Swamp Hall Properties, L.P.               Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)            Florida East Coast Industries FLA     (Month/Day/Year)
     (Last)     (First)     (Middle)             12/17/1998              ------------------------------------     1/28/1999
    1600 Rockland Road                     ----------------------------  5. Relationship of Reporting        7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                  Joint/Group
             (Street)                         Number of Reporting           (Check all applicable)              Filing Check
                                              Person (Voluntary)         _____ Director   __X__ 10% Owner       Applicable Line)
    Wilmington,     DE         19803          51-0385980                 _____ Officer    _____ Other (specify  --Form filed by one
--------------------------------------     ----------------------------  (give title below)     below)            Reporting Person
      (City)      (State)      (Zip)                                                                            X Form filed by
                                                                                                                --more than One
                                                                                                                  Reporting Person
                                                                               ---------------------------
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Common Stock                                 21,412,348                          D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Option (right to buy)           7/15/99   7/15/08         common shares    4000       $29.3750          D
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Explanation of Responses: * * * SEE ATTACHMENT
                                                                                     /s/ Swamp Hall Properties, L.P.
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (7/96)
                                                                                     By:    John F. Porter, III
                                                                                     Title: President of The Rockland Company
                                                                                            Managing General Partner of Swamp Hall
                                                                                            (Duly Authorized Representative)

       Attachment to Form 3 filed by Swamp Hall Propertied, L.P. Reporting Beneficial Ownership of Common Stock of Florida East Coast Industries




Dated January 28, 1999

Explanation of Response: Pursuant to Instruction 5(b)(v), Swamp Hall Properties, L.P. (the "Partnership") is the Reporting Person. The Alfred I. duPont Testamentary Trust (the "Trust") is the sole limited partner of the Partnership and owns all of the outstanding stock in the corporate general partner of the Partnership. The Trust contributed the shares of common stock of The St. Joe Company (the "Parent") together with certain other assets, in exchange for the entire limited partnership interest in the Partnership. The Trustees of the Trust also constitute all of the directors of the Nemours Foundation (the "Foundation"), which also directly and beneficially owns shares of common stock of the Parent and Florida East Coast Industries (the "Issuer"). The beneficial ownership of the common stock of the Parent and the Issuer by the Trust, the Trustees and the Foundation has reported on respective Forms 4 previously filed with the Commission on March 10, 1998. 19,609,216 shares of the Common Stock of the Issuer reported as being beneficially owned by the Partnership are directly owned by the Parent. The Partnership may be deemed the beneficial owner of such shares of the Issuer by virtue of the fact that the Partnership directly owns 49,643,292 shares, representing 55.18%(1) of the outstanding common stock of the Parent. In addition, Winfred L. Thornton, a Trustee and Jacob C. Belin, a Trustee, each directly and beneficially own options (right to buy) 2000 common shares of the Issuer, granted to them in their capacity as directors of the Issuer, pursuant to the Florida East Coast Industries Inc. 1998 Stock Incentive Plan. The Partnership declares that by filing this Form 3, the Partnership is not admitting beneficial ownership of any shares of the common stock of the Issuer directly owned by the Parent and disclaims the existence of, and its membership in, any "group" that includes the Parent as a member.

------------------------

(1)This percentage is based on the number of shares issued and outstanding on September 30, 1998 as reported in the Parent's Quarterly Report on Form 10-Q dated November 12, 1998, the Parent's last public announcement as to the number of its shares of outstanding common stock. The Parent also reported in the same l0-Q that the Parent's Board of Directors had authorized $150 million for the repurchase of the Parent's outstanding common stock from time to time on the open market. If the number of shares of outstanding common stock of the Parent has been reduced by such repurchases after September 30, 1998 there would be an increase in the percentage of the Parent's common stock which would be represented by the shares reported herein.

                                     ******
                         NAMES/ADDRESSES OF GROUP FILERS


Swamp Hall Properties, L.P.                                                    John F. Porter
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Winfred L. Thornton                                                            Herbert H. Peyton
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Jacob C. Belin                                                                 Alfred I. duPont Testamentary Trust
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

William T. Thompson III                                                        The Nemours Foundation
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Hugh M. Durden
1650 Prudential Drive, Suite 300
Jacksonville, FL 32207




FORM 3                                                               PAGE 3 OF 6
SWAMP HALL PROPERTIES, L.P.

                          SIGNATURES

                                 Swamp Hall Properties, L.P.


                                 By: /s/ John F. Porter, III
                                    --------------------------------------------
                                 John F. Porter, III, President
                                 The Rockland Company,
                                 managing general partner of
                                 Swamp Hall Properties, L.P.
                                 (Duly Authorized Representative)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ W. L. Thornton
                                 -----------------------------------------------
                                                    (Signature)


                                                Winfred L. Thornton
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ Jacob C. Belin
                                 -----------------------------------------------
                                                    (Signature)


                                                  Jacob C. Belin
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                              /s/ William T. Thompson
                                 -----------------------------------------------
                                                    (Signature)


                                                William T. Thompson
                                 -----------------------------------------------
                                                      (Name)





FORM 3                                                               PAGE 4 OF 6
SWAMP HALL PROPERTIES, L.P.

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ Hugh M. Durden
                                 -----------------------------------------------
                                                    (Signature)


                                                  Hugh M. Durden
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                              /s/ John F. Porter III
                                 -----------------------------------------------
                                                    (Signature)


                                                John F. Porter III
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                               /s/ Herbert H. Peyton
                                 -----------------------------------------------
                                                    (Signature)

                                                 Herbert H. Peyton
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)


                                        Alfred I. DuPont Testamentary Trust
                                 -----------------------------------------------
                                                  (Name of Trust)

                                                /s/ W. L. Thornton
                                 -----------------------------------------------
                                                    (Signature)


                                                Winfred L. Thornton
                                 -----------------------------------------------
                                                      (Name)


                                                     Chairman
                                 -----------------------------------------------
                                                      (Title)


FORM 3                                                               PAGE 5 OF 6
SWAMP HALL PROPERTIES, L.P.

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)


                                              The Nemours Foundation
                                 -----------------------------------------------
                                               (Name of Foundation)

                                                /s/ Jacob C. Belin
                                 -----------------------------------------------
                                                    (Signature)


                                                  Jacob C. Belin
                                 -----------------------------------------------
                                                      (Name)


                                                     Chairman
                                 -----------------------------------------------
                                                      (Title)


FORM 3                                                               PAGE 6 OF 6
SWAMP HALL PROPERTIES, L.P.